Invest in TFT News

AI-Powered News & Media Publishing & Broadcasting for APAC & Beyond



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Technology   Media   Startup   News

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Why you may want to invest in us...

1. 23,000+ Subscribers in 4 Months
2. 11+ Daily Pageviews, 40+ Mins Daily Time Spent on Site, 26% Bounce Rate
3. Partners: AFP, Reuters, Synthesia, and More
4. Experienced Founder & CEO
5. AI-Powered News Publishing & Broadcasting

Why investors ❤ us

WE'VE RAISED $3,250 SINCE OUR FOUNDING



I wanted to support TFT. It's been part of my daily to-go quick financial news ˅ update. I wanted to invest in things I'm interested in. I've met Alfred, I believe in him, and I know he can execute this towards a successful startup.

Jeffrey Domingo ⭐

Is a multidisciplinary designer who worked for startups in Silicon Valley, and Digital Agencies before becoming the founder of AppsTyphoon.

SEE MORE

The founder



Alfred Cardenas
CEO & Founder
An experienced startup founder who built a $1 million fintech startup backed by notable investors in Singapore prior to building The Financial Today.
(in) (y)

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📄 Company Deck

The old journalism model most

news publishing and broadcasting companies still use today gives a lot of room for inefficiencies.

The old journalism model most news publishing and broadcasting companies still use today gives a lot of room for inefficiencies.



Problem
Old Journalism Model + Technology = Still Inefficient Model
TFT
Newsgathering
Still relies on thousands of journalists & hundreds of news bureaus
Production
Implements technology to automate parts of their content production
Distribution
Still serves a market that relies on print with a combination of digital content
This makes business news expensive, with annual subscription fees between $119 to $415.

The old journalism model.

The current state of business journalism.

Most forward-looking companies such as Bloomberg, the Wall Street Journal, and Financial Times are already experimenting and even implementing new technologies such as Artificial Intelligence in some parts of their operations—mostly in automating content creation for data-heavy content like a company's earnings reports.

Although they are effective in integrating next-generation technologies in automating some of their data-heavy content, it doesn't address two main problems in the industry today:

- High Overhead Costs

- Ineffective Business Model

The reason why these issues are not being addressed is because they still rely on old journalism models that require thousands of journalists and hundreds of news bureaus around the world. This results in expensive subscription fees—mostly between $119 to $415 annually—and the continued reliance of these companies on bombarding their content with annoying and intrusive 3rd-party advertisements.

Because of the high-cost barriers of getting access to this content, many simply choose to find ways to bypass their paywalls that gives these companies the following results despite their effort to integrate advanced technologies in some parts of the old journalism model:

- In 2019, Bloomberg said they have "tens of thousands" of paying subscribers since launching their paywall in 2018.

- In February 2020, WSJ said they reached "2 million digital subscriptions" for the first time after launching their paywall in 1997.

- In April 2019, the Financial Times reached a "record paying readership of one million", an all-time high and a key strategic goal according to the publication.

TFT's Tech-Enabled Journalism & Business Model



Solution
New Journalism Model + Technology = Highly Efficient Model
TFT
Newsgathering
Production
Distribution
Efficiency
Network Effects
Newsgathering
Work with agencies & data sources to gather factual & timely news.
Production
Use AI to automate production and create news anchor avatars.
Distribution
Distribute digital-only content and disregard the print market.
Efficiency
Low costs mean high margin that we'll use as an advantage.
Network Effects
Low entry barrier means service is accessible by many.

TFT Journalism Model

This is where we excel at—creating and implementing highly efficient journalism and business models. This brings down the cost of our world-class journalism while maintaining a healthy gross margin.

By doing so, we have the advantage of implementing blitzscaling strategies that will enable us to attract more audiences fast while being aggressive in our pricing strategy and creative in our revenue models.

Through our AI-centric journalism model, we eliminated inefficiencies in every part of our operations while adding more focus on our business model and creating strong network effects that will enable us to compete against the incumbents:

- **Newsgathering:** Instead of relying on thousands of journalists and opening hundreds of news bureaus in major parts of the world, we utilized the resources, reach, and integrity of the world's leading news agencies.

  We have successfully secured content rights deals with Agence France-Presse and Reuters while we are still in talks with the Associated Press. This gives us the right to use their content on an "as is" basis or use them as sources for our own news content.
- **News Production:** We integrated existing advanced technologies such as Artificial Intelligence that enable us to automate our news publishing and broadcasting efforts without the need for thousands of journalists or a full-blown broadcasting studio. We are one of the first companies to fully utilize AI-powered news anchors on our daily and nightly news shows since day one.

  We currently partnered with Synthesia and currently in talks with a number of Natural Language Generation companies so we can improve how we automate our text and audio content through Artificial Intelligence.
- **News Distribution:** While most of our competitors still produce content in print, we decided to focus solely on producing digital content through our news portal, social media, and upcoming iOS and Android mobile applications. This gives us more control over how we track our performance and deliver our content to our audiences.
- **Business Model:** Our tech-enabled journalism model gives us the ability to focus more on creating an effective business model that removes barriers for our subscribers and makes our content easily accessible to most business newsreaders and viewers.
- **Network Effects:** Since both our journalism and business models have the capacity to attract more audiences quickly and efficiently, we have the opportunity to build a strong 2-sided marketplace. The more free visitors and paid subscribers we have, the more we become valuable in the eyes of advertisers and sponsors. The key is to attract and onboard visitors and subscribers fast.

Our Competitive Edge

Our goal is to completely eliminate most of the inefficiencies of the old journalism model while giving more focus on building an effective business model and strong network effects by putting Artificial Intelligence and automation at the center of our operations.

> *"Your margin is my opportunity."*
> *—Jeff Bezos*

Since we are very successful in eliminating inefficiencies in each part of our own journalism model, we have the ability to compete by:

- Producing world-class business journalism through our world-class news agency and technology partners.
- Heavily underpricing the competitors which will attract more paying subscribers and make it harder for these companies with inefficient journalism and business models to do the same.
- Be selective and integrate minimal, non-intrusive 3rd-party advertisements to avoid annoying our own audiences.
- Attracting more free visitors and paying subscribers that will make our company more valuable for advertisers and sponsors.

We understand that the average gross profit margin for digital media companies, including our direct competitors, is around 40% with an average operating profit margin at 23%

We see this as a great opportunity since our journalism and business model can support a 70% to 90% gross profit margin that we can leverage by heavily underpricing our competitors without sacrificing our own margin.

How we generate revenue.

We chose to build a diverse revenue model that focuses on a combination of 3rd-party advertisements, native sponsorships, and subscription fees:

- **3rd-Party Advertisements:** We already have Google AdSense set up on our news portal and will be implementing 3rd-party ads on our upcoming mobile applications as well.
- **Native Sponsorships:** We also have native sponsorships set up that will enable us to promote the brands that wish to access our audience base to deliver their messages in a native, non-intrusive manner on our text, audio, and video content.
- **Subscription Fee:** We also offer a $4.99 annual subscription fee that will give our subscribers unlimited access to our premium content. Our competitors offer the same for an annual subscription fee between $119 to $415.

As we grow and mature as a company, we will also produce series-based shows that we will include in our premium plan. We will also license this content to other platforms that wish to carry our upcoming shows.

TFT is founded by an experienced founder.

The Financial Today was founded by Alfred Cardenas, an experienced founder who built multiple companies from the past including a $1 million dollar Singapore-based fintech startup backed by notable investors like the former global CEO of DHL.

He previously worked for and partnered with Silicon Valley greats like DoorDash, Kettle & Fire, and Shopify.

He got his education in investment and financial management at the University of Geneva and had his journalism education at Michigan State University.

We progressed impressively in our first four months.



Traction
Our 4-Month Progress
TFT
23,000+
Registered Subscribers
AFP
REUTERS



Engagement
Past 90-Days
TFT
Daily Pageview per Visitor
Daily Time Spent per Visitor
Bounce Rate
TFT
11+
Pageviews
40+
Minutes
26%
Bounce Rate
WSJ, Bloomberg, Financial Times, The Economist
2
Pageviews
3
Minutes
60%+
Bounce Rate
As of December 28, 2020

In our first four months of operations as a news publishing and broadcasting startup, we've made some impressive progress with a small, bootstrapping team:

- Onboarded 23,000+ registered subscribers.

- Engaged audience base with 11+ daily pageviews per visitor, 40+ minutes of daily time spent on site per visitor, with only 26% of bounce rate as of December 28, 2020, as per Alexa.

- Partnered with the world's leading news agencies and technology companies like Agence France-Presse, Reuters, and Synthesia to name a few.

- Onboarded brands like eToro and Firstbase as our affiliate brand sponsors for our daily and night shows that we will use as a stepping stone to onboard bigger sponsors in the near future.

Current Phase & Next Milestone



Although we generated a good amount of traction in our first four months of operations as a news & media startup, we are still in the traction mode and currently aiming for more traction and early-stage monetization goals:

- Onboard 500,000+ registered subscribers.

- Convert 30% to 60% as paying subscribers.

- Develop and launch our iOS & Android mobile applications.

- Produce more video and audio shows.

- Onboard our first paying native sponsor accounts that are not affiliate-based.

Use of Funds

We are raising $107,000 that will give us at least 18 months of runway:

- 70% towards operations

- 20% towards marketing

- 3% towards other unforeseen expenses

- 7% towards Wefunder fees

Investor Q&A

What does your company do? ⌄   + EXPAND ALL

TFT is an AI-powered business news publishing & broadcasting startup that serves the next-generation business and market leaders in APAC and beyond. We provide in-depth, timely, and relevant news, reports, and analysis covering business, economy, technology, and more using advanced technologies and innovative business models.

Where will your company be in 5 years? ⌄

Five years from now, we will be at the forefront of the industry thanks to our forward-looking investments in advanced technologies like Artificial Intelligence and our continuous innovation of our business model that removes barriers for our audience and subscribers. At this point, we hope to have over 30 million paid subscribers worldwide and preparing for an exit either via public offering or acquisition. These projections are not guaranteed.

Why did you choose this idea? ⌄

As a startup founder, trader, & investor myself, I rely on business and financial news that help me make informed business and investment decisions. I personally experienced shallow journalism, annoying ads, and prohibitive paywall pricing that prevented me to access news and reports that are vital for my career as an entrepreneur and investor.

How far along are you? What's your biggest obstacle? ⌄

In just four months, we already:

• launched our news portal (MVP)
• onboarded 23,000+ registered subscribers
• secured a rights deal with AFP, Reuters, Synthesia, and more;
• attracted a growing and engaged audience who:
• visit 11+ pages on our site daily;
• spend 40+ minutes on our site daily;
• while having a 26% bounce rate.

Our biggest obstacle right now is achieving critical mass through blitzscaling strategies and that is why we are raising our Pre-Seed round.

Who competes with you? What do you understand that they don't? ⌄

We compete against global and regional business news publications like the WSJ, Bloomberg, Nikkei Asian Review, and more.

What we understand that they don't is that the old journalism model won't work despite their efforts to integrate Artificial Intelligence in some parts of their operations if these next-generation technologies will not solve inefficiencies that bring the cost of journalism up for these companies.

In short, it's not enough to add advanced technologies like Artificial Intelligence to an old journalism model that no longer works.

We should create a modern journalism model that is powered by advanced technologies to solve inefficiencies that make the existing business models ineffective and expensive.

How will you make money? ⌄

We share the same understanding with the New York Times when they stated in one of their articles that advertising doesn't work and only annoys ad audiences.

Therefore, we decided to create a set of revenue models that will allow us to monetize both free audiences and paying subscribers without annoying them.

We will charge an annual subscription fee of $4.99 for unlimited access to our premium content while accepting native sponsorships with brands that are aligned with what we do.

We will also accept 3rd-party ads only on our videos hosted on our news portal and upcoming mobile apps through Google's AdSense for Video service.

Once we produce our premium video content, we will ad another revenue stream through licensing.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk for us is investing heavily in our AI news anchors. The impact of our AI-written news articles is less on our audience since there's almost no way to tell the difference between a news article written by a person or a computer.

However, when it comes to our AI news anchors, some viewers may find it hard to adjust at first and that could mean losing some audience until this becomes an acceptable part of modern-day news broadcasting.

On the other hand, for some forward-looking viewers, this could work to our advantage by being seen as an innovative news & media company.

What makes you different from the competition? ⌄

The majority of the players in the industry are still relying on the old journalism model despite their efforts to integrate advanced technologies like Artificial Intelligence in some parts of their operations.

Just like in any old industry, most incumbents in the business news and media industry are inherently hesitant to try new technologies and business models. Because doing so means getting out of their comfort zones, firing thousands of their own journalists, and closing hundreds of their news bureaus around the globe.

What makes us different is our unique approach to business news journalism and our focus on tech-enabled content publication and broadcasting.

By utilizing the existing advanced technologies in the market that harness Artificial Intelligence and automation, we are able to significantly bring the cost of world-class business journalism down while keeping its quality and integrity for our subscribers.

This means we can remove the barriers that exist today and make world-class business journalism easily accessible to most readers and viewers. This also means we can significantly underprice our competitors during our early stages in order for us to grow our audience and subscriber base quickly.

What's the logic behind your pricing strategy? ⌄

The current business news subscription fees are priced in a way that is restrictive for new and existing business newsreaders and viewers around the globe regardless of age and generation.

This is because of the old technologies and business models that are still being used by the incumbents in the business news and media industry today.

So, we did some research on how millennials and Gen Ys consume online content both for news and entertainment. That means considering the price they are spending on streaming services like Netflix that spends billions on content and comparing it to our competitors like the WSJ, Bloomberg, Financial Times, and more.

We also took into consideration the location of our entry market which is the Asia-Pacific region and how our target audience from this region is earning and spending their money.

The result is the current pricing that we have which is $4.99 annual that gives them unlimited access to all of our text, audio, and video contents.

This is significantly less than what you'll pay for subscription plans from WSJ, Bloomberg, Financial Times, and other business news publication and media companies.

This way, our target audience doesn't need to make tough considerations on how TFT will fit into their budget and daily content consumption. They don't need to make any trade-offs when making a subscription decision as TFT and the other services they are subscribed to can co-exist.

What is your growth strategy? ⌄

We recognize the fact that the business news and media subscription industry has a "first-scale advantage" that we need to capitalize on since the market, based on how we view things, is still ripe for disruption.

As we've mentioned in our company's story, even our direct competitors with global reach are slow in onboarding paying subscribers due to the high-cost barriers they impose on consumers.

That being said, our growth strategy is to implement blitzscaling strategies that we believe will provide better results than any other growth strategies.

Blitzscaling is what startups do when they need to grow really, really quickly in order to secure the "first-scale advantage" in their industry.

By combining our viral marketing strategies with our pricing strategy, we hope to quickly increase our subscriber base while generating revenues at the same time.

In the first four quarters after we close this crowdfunding campaign, we are targeting to onboard our first 500,000 freemium subscribers, convert 30% to 60% as paying subscribers, and maintaining a 70% to 90% gross margin. These projections are not guaranteed.

What is your revenue strategy? ⌄

Our revenue strategy is to remove the complexity in our subscription plans by offering a single, affordable plan.

We will call it TFT+ that will give our subscribers unlimited access to all of our text, audio, and video content for $4.99 in the first year, $9.99 in the second year, and then $19.99 in the succeeding years.

This strategy will allow us to attract more subscribers as quickly as possible while giving us the capital to improve our content that will give them more reasons to stay during our second and succeeding years.

What's your exit strategy? ⌄

We've seen successful exits for online media startups like The Financial Today.

The majority of these successful exit stories are acquisition plays like Business Insider, TechCrunch, and Cheddar.

However, our vision is to implement our technologies and business models to different verticals of the media industry once we've successfully set a strong footing in the business news and media sector.

Our technologies and business model can be applied to different verticals like sports, entertainment, and other media verticals.

That being said, we will gear our operations towards an exit via public offering that will enable us to raise more capital for acquisitions and technological improvements while giving our existing investors a good way to exit.